SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32262; 812-14549

Global X Funds, et al.; Notice of Application

September 14, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company

Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of

the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an

exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) for

an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. The requested order

would permit (a) series of certain open-end management investment companies that track the

performance of an index provided by an affiliated person to issue shares ("Shares")

redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions

in Shares to occur at negotiated market prices rather than at net asset value ("NAV"); (c)

certain funds to pay redemption proceeds, under certain circumstances, more than seven days

after the tender of Shares for redemption; (d) certain affiliated persons of a fund to deposit

securities into, and receive securities from, the fund in connection with the purchase and

redemption of Creation Units; and (e) certain registered management investment companies

and unit investment trusts outside of the same group of investment companies as the funds

("Funds of Funds") to acquire Shares.

Applicants: Global X Funds (the "Trust"), a Delaware statutory trust registered under the

Act as an open-end management investment company with multiple series, Global X

Management Company LLC (the "Adviser"), a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940, and SEI

Investments Distribution Company (the "Distributor"), a Pennsylvania corporation and

broker-dealer registered under the Securities Exchange Act of 1934 ("Exchange Act").

Filing Dates: The application was filed on September 18, 2015, and amended on June 3,

2016 and August 31, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by writing

to the Commission's Secretary and serving applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October

11, 2016, and should be accompanied by proof of service on applicants, in the form of an

affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability

of a hearing on the matter, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington,

DC 20549-1090; Applicants: Global X Funds and Global X Management Company LLC,

600 Lexington Avenue, 20th Floor, New York, NY 10022; SEI Investments Distribution

Company, 1 Freedom Valley Drive, Oaks, PA 19456.

For Further Information Contact: Barbara T. Heussler, Senior Counsel at (202) 551-6990, or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Chief Counsel's Office).

The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number,

or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or

by calling (202) 551-8090.

Summary of the Application

      1.   Applicants request an order that would allow funds to operate as index

exchange traded funds ("ETFs") and for which an Affiliated Person (as defined below) will

serve as the index provider (each a "Self-Indexing Fund") .[1] The Self-Indexing Fund Shares

will be purchased and redeemed at their NAV in Creation Units only. All orders to purchase

Creation Units and all redemption requests will be placed by or through an "Authorized

Participant", which will have signed a participant agreement with the Distributor. Shares

will be listed and traded individually on a national securities exchange, where share prices

will be based on the current bid/offer market. Any order granting the requested relief would

be subject to the terms and conditions stated in the application.

      2.   Each Self-Indexing Fund will hold investment positions selected to

correspond to the performance of an Underlying Index. An affiliated person, as defined in

section 2(a)(3) of the Act ("Affiliated Person"), or an affiliated person of an Affiliated Person

("Second-Tier Affiliate"), of a Trust or a Self-Indexing Fund, of the Adviser, of any sub-

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[1] Applicants request that the order apply to any series of the Trust and any other open-end management investment companies or series thereof (each, included in the term "Self-Indexing Funds"), each of which will operate as an ETF and will track a specified index comprised of domestic or foreign equity and/or fixed income securities (each, an "Underlying Index"). Any Self-Indexing Fund will (a) be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser (included in the term "Adviser") and (b) comply with the terms and conditions of the application.

adviser to or promoter of a Self-Indexing Fund, or of the Distributor will compile, create,

sponsor or maintain the Underlying Index.[2]

3. Shares will be purchased and redeemed in Creation Units and generally on an

in-kind basis. Except where the purchase or redemption will include cash under the limited

circumstances specified in the application, purchasers will be required to purchase Creation

Units by depositing specified instruments ("Deposit Instruments"), and shareholders

redeeming their Shares will receive specified instruments ("Redemption Instruments"). The

Deposit Instruments and the Redemption Instruments will each correspond pro rata to the

positions in the Self-Indexing Fund's portfolio (including cash positions) except as specified

in the application.

4. Because Shares will not be individually redeemable, applicants request an

exemption from section 5(a)(1) and section 2(a)(32) of the Act that would permit the Self-

Indexing Funds to register as open-end management investment companies and issue Shares

that are redeemable in Creation Units only.

5. Applicants also request an exemption from section 22(d) of the Act and rule

22c-1 under the Act as secondary market trading in Shares will take place at negotiated

prices, not at a current offering price described in a Fund's prospectus, and not at a price

based on NAV. Applicants state that (a) secondary market trading in Shares does not involve

a Self-Indexing Fund as a party and will not result in dilution of an investment in Shares, and

(b) to the extent different prices exist during a given trading day, or from day to day, such

variances occur as a result of third-party market forces, such as supply and demand.

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[2] Each Self-Indexing Fund will post on its Website the identities and quantities of the investment positions that will
form the basis for the Self-Indexing Fund's calculation of its NAV at the end of the day. Applicants believe that
requiring Self-Indexing Funds to maintain full portfolio transparency will help address, together with other
protections, conflicts of interest with respect to such Self-Indexing Funds.

Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants represent that share market prices will be disciplined by arbitrage opportunities, which should prevent Shares from trading at a material discount or premium from NAV.

6.　　　　With respect to Self-Indexing Funds that effect creations and redemptions of Creation Units in-kind and that are based on certain Underlying Indexes that include foreign securities, applicants request relief from the requirement imposed by section 22(e) in order to allow such Self-Indexing Funds to pay redemption proceeds within fourteen calendar days following the tender of Creation Units for redemption. Applicants assert that the requested relief would not be inconsistent with the spirit and intent of section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.

7.　　　　Applicants request an exemption to permit Funds of Funds to acquire Shares of the Self-Indexing Funds beyond the limits of section 12(d)(1)(A) of the Act; and the Self-Indexing Funds, and any principal underwriter for the Self-Indexing Funds, and/or any broker or dealer registered under the Exchange Act, to sell Shares to Funds of Funds beyond the limits of section 12(d)(1)(B) of the Act. The application's terms and conditions are designed to, among other things, help prevent any potential (i) undue influence over a Self-Indexing Fund through control or voting power, or in connection with certain services, transactions, and underwritings, (ii) excessive layering of fees, and (iii) overly complex fund structures, which are the concerns underlying the limits in sections 12(d)(1)(A) and (B) of the Act.

8.   Applicants request an exemption from sections 17(a)(1) and 17(a)(2) of the Act to permit persons that are Affiliated Persons, or Second Tier Affiliates, of the Self-Indexing Funds, solely by virtue of certain ownership interests, to effectuate purchases and redemptions in-kind. The deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions of Creation Units will be the same for all purchases and redemptions and Deposit Instruments and Redemption Instruments will be valued in the same manner as those investment positions currently held by the Self-Indexing Funds. Applicants also seek relief from the prohibitions on affiliated transactions in section 17(a) to permit a Self-Indexing Fund to sell its Shares to and redeem its Shares from a Fund of Funds, and to engage in the accompanying in-kind transactions with the Fund of Funds.[3] The purchase of Creation Units by a Fund of Funds directly from a Self-Indexing Fund will be accomplished in accordance with the policies of the Fund of Funds and will be based on the NAVs of the Self-Indexing Funds.

9.   Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by

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[3] The requested relief would apply to direct sales of Shares in Creation Units by a Self-Indexing Fund to a Fund of Funds and redemptions of those Shares. Applicants, moreover, are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Self-Indexing Fund could be deemed an Affiliated Person, or a Second-Tier Affiliate, of a Fund of Funds because an Adviser or an entity controlling, controlled by or under common control with an Adviser provides investment advisory services to that Fund of Funds.

section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary